Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Vasogen Closes Previously Announced Financing

    MISSISSAUGA, ON, May 24 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today announced that it has closed its previously announced financing for
US$16 million in gross proceeds through the sale of its common shares at a price of US$3.25. Under the terms of the purchase agreements, Vasogen also issued 5-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share. If all of the 3.7 million warrants are exercised, the Company will receive an additional US$11.7 million in gross proceeds. Vasogen now has approximately 22.4 million shares of common stock outstanding.
    Net proceeds from the financing are approximately US$14.6 million after deducting placement agent fees and the estimated costs associated with the offering. The Company plans to use the net proceeds of this financing for working capital purposes, including but not limited to funding the activities associated with the commercialization of its Celacade(TM) technology in
Europe, the continued development of its Celacade(TM) technology, and the continued development of its lead drug candidate, VP025.
    Rodman & Renshaw, LLC and JMP Securities LLC are acting as placement agents in connection with this transaction and Rodman & Renshaw, LLC managed the placement and sale of the securities. The placement agents will together receive 295,044 three-year warrants to purchase common shares at US$3.81 per share.
    This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
This offering is being made by means of a prospectus supplement to a prospectus that is part of the Company's shelf registration statement previously filed with and declared effective by the Securities and Exchange
Commission.
    Copies of the prospectus and the prospectus supplement relating to the offering may be obtained from the offices of Rodman & Renshaw, LLC, 1270
Avenue of the Americas, New York, NY 10020.

    About Vasogen:
    Vasogen is a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM)
technology, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure and has received European regulatory approval under the CE Mark for this indication.
Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders and is preparing to advance VP025, the lead drug candidate from this new class, into phase II development.

    Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or
"forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as
"may", "will", "should", "expects", "plans", "anticipates", "believes",
"estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for
Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of
Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our
Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

    %SEDAR: 00001047E          %CIK: 0001042018

    /For further information: Glenn Neumann, Investor Relations, 2505
Meadowvale Blvd., Mississauga, ON, Canada, L5N 5S2, tel: (905) 817-2004, fax:
(905) 569-9231, www.vasogen.com, investor(at)vasogen.com/
    (VSGND VAS.)

CO:  Vasogen Inc.

CNW 15:47e 24-MAY-07